File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 827, Tranche No. 06

U.S.$100,000,000 Floating Rate Notes due April 12, 2027, as from January 20, 2023 to be consolidated and form a single series with each of the Bank’s U.S.$1,000,000,000

Floating Rate Notes due April 12, 2027 issued on April 12, 2022 (Series No. 827,

Tranche No. 01), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027

issued on May 17, 2022 (Series No. 827, Tranche No. 02), the Bank’s

U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on May 24, 2022

(Series No. 827, Tranche No. 03), the Bank’s U.S.$100,000,000 Floating Rate Notes

due April 12, 2027 issued on November 10, 2022 (Series No. 827, Tranche No. 04), and

the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on

November 16, 2022 (Series No. 827, Tranche No. 05)

Filed pursuant to Rule 3 of Regulation IA

Dated: January 18, 2023

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due April 12, 2027, Series No. 827, Tranche No. 06 (the “Notes”), as from January 20, 2023 to be consolidated and form a single series with each of the Bank’s U.S.$1,000,000,000 Floating Rate Notes due April 12, 2027 issued on April 12, 2022 (Series No. 827, Tranche No. 01), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on May 17, 2022 (Series No. 827, Tranche No. 02), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on May 24, 2022 (Series No. 827, Tranche No. 03), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on November 10, 2022 (Series No. 827, Tranche No. 04), and the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on November 16, 2022 (Series No. 827, Tranche No. 05), under the Bank’s Global Debt Program (the “Program”). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (the “Standard Provisions”) (both previously filed); and the Terms Agreement dated January 18, 2023 (the “Terms Agreement”) and the Pricing Supplement dated January 18, 2023 (the “Pricing Supplement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]		Proceeds to the Bank[2]
Per
Note: 99.773%		0.007%		99.766%
Total: U.S.$99,773,000.00	U.S.$	7,000.00	U.S.$	99,766,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

 See Item 3 above.

Item 5. Other Expenses of Distribution

 Not applicable.

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.
[2]	Plus accrued interest from January 12, 2023, which is expected to be U.S.$102,000.00 as of January 20, 2023.

File No. 83-1

Regulation IA

Rule 3

Item 6. Application of Proceeds

 See Item 1 “Use of Proceeds” under “General Information / Additional Information Regarding the Notes” in the attached Pricing Supplement.

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 14, 2022

(B)	Pricing Supplement

(C)	Terms Agreement

Exhibit A

March 14, 2022

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macrì
Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 827

Tranche No.: 6

USD100,000,000 Floating Rate Notes due April 12, 2027 (the “Notes”) as from January 20, 2023, to be consolidated and form a single series with the Bank’s

USD1,000,000,000 Floating Rate Notes due April 12, 2027, issued on April 12, 2022 (the “Series 827 Tranche 1 Notes”), the Bank’s

USD100,000,000 Floating Rate Notes due April 12, 2027, issued on May 17, 2022 (the “Series 827 Tranche 2 Notes”), the Bank’s

USD100,000,000 Floating Rate Notes due April 12, 2027, issued on May 24, 2022 (the “Series 827 Tranche 3 Notes”), the Bank’s

USD100,000,000 Floating Rate Notes due April 12, 2027, issued on November 10, 2022 (the “Series 827 Tranche 4 Notes”) and the Bank’s

USD100,000,000 Floating Rate Notes due April 12, 2027, issued on November 16, 2022 (the “Series 827 Tranche 5 Notes”)

Issue Price: 99.773 percent plus 8 days’ accrued interest

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

Deutsche Bank

The date of this Pricing Supplement is January 18, 2023.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II and UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to MiFID II and UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	827

	Tranche No.:	6

2.	Aggregate Principal Amount:

USD100,000,000

As from the Issue Date, the Notes will be consolidated and form a single series with the Series 827 Tranche 1 Notes, the Series 827 Tranche 2 Notes, the Series 827 Tranche 3 Notes, the Series 827 Tranche 4 Notes, and the Series 827 Tranche 5 Notes.

3.	Issue Price:	USD99,875,000, which amount represents the sum of (a) 99.773 percent of the Aggregate Principal Amount plus (b) the amount of USD102,000, representing 8 days’ accrued interest, inclusive.

4.	Issue Date:	January 20, 2023

5.	Form of Notes (Condition 1(a)):	Book-entry only

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

6.	Authorized Denomination(s) (Condition 1(b)):	USD1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States Dollars (USD) being the lawful currency of the United States of America

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD

10.	Maturity Date (Condition 6(a)):	April 12, 2027

11.	Interest Basis (Condition 5):	Floating Interest Rate (Condition 5(II))

12.	Interest Commencement Date (Condition 5(III)) :	January 12, 2023

13.	Floating Rate (Condition 5(II)):

	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable

	(b) Business Day Convention:	Following Business Day Convention

	(c) Specified Interest Period:	The period beginning on, and including, the Interest Commencement Date (the Issue Date) to, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date to, but excluding, the next succeeding Interest Payment Date, in each case, as adjusted in accordance with the relevant Business Day Convention.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

(d) Interest Payment Date:

Quarterly in arrear on January 12, April 12, July 12 and October 12 in each year, commencing on April 12, 2023, up to and including the Maturity Date.

Each Interest Payment Date is subject to adjustment in accordance with the Business Day Convention (but, with respect to the Maturity Date, with no adjustment to the amount of interest otherwise calculated).

(e) Interest Period Date:	Each Interest Payment Date

(f) Reference Rate:

Subject to the Compounded SOFR Fallback Provisions below, for any Interest Period, “Compounded SOFR” will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, 0.00005 being rounded upwards:

where:

“Observation Period” means, in respect of each Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).

“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of the relevant Interest Period.

“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).

“dc” means the number of calendar days in the Observation Period relating to such Interest Period.

“SOFR Administrator” means the Federal Reserve Bank of New York (“NY Fed”) as administrator of the secured overnight financing rate (“SOFR”) (or a successor administrator of SOFR)

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

“SOFR Index” in relation to any U.S. Government Securities Business Day shall be the value published by the SOFR Administrator on its website (on or about 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”). Currently, the SOFR Administrator publishes the SOFR Index on its website at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind. In the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York Time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day.

Compounded SOFR Fallback Provisions:

SOFR Index Unavailable:

If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s website.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

Effect of a Benchmark Transition Event:

If the Issuer determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, the Issuer will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the Issuer pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1) will be conclusive and binding absent manifest error;

(2) will be made in the sole discretion of the Issuer; and

(3) notwithstanding anything to the contrary in the documentation relating to the Notes described herein, shall become effective without consent from the holders of the Notes or any other party.

“Benchmark” means, initially, SOFR Index; provided that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR Index (or the published daily SOFR used in the calculation thereof) then “Benchmark” means the applicable Benchmark Replacement for the SOFR Index; and provided further that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark (or the daily published component used in the calculation thereof), then “Benchmark” means the applicable Benchmark Replacement for the then-current Benchmark.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date.

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the Issuer as the replacement for the then-current Benchmark giving due consideration to any industry- accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar- denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment;

Provided that, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement” means the references to the alternatives determined in accordance with clauses (1), (2) or (3) above for such daily published components.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (or the daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Issuer decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Issuer decides that adoption of any portion of such market practice is not administratively feasible or if the Issuer determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer determines is reasonably necessary); provided that, for the avoidance of doubt, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement Conforming Changes” shall also mean that the Issuer may calculate the Benchmark Replacement for such Benchmark in accordance with the formula for and method of calculating such Benchmark last in effect prior to Benchmark Replacement Date affecting such component, substituting the affected component with the relevant Benchmark Replacement for such component.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the later of (x) the date of the public statement or publication of information referenced therein and (y) the first date on which such Benchmark (or such component) is no longer representative per such statement or publication.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing (A) that such Benchmark (or its component) is no longer, or as of a specified future date will no longer be, capable of being representative, or

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

is non-representative, of the underlying market and economic reality that such Benchmark (or its component) is intended to measure as required by applicable law or regulation and as determined by the regulatory supervisor in accordance with applicable law or regulation and (B) that the intention of that statement or publication is to engage contractual triggers for fallbacks activated by pre-cessation announcements by such supervisor (howsoever described) in contracts.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark (or the daily published component used in the calculation thereof).

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (or the daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark (or the daily published component used in the calculation thereof) means (1) if the Benchmark is SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not SOFR Index, the time determined by the Issuer after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

	(g) Calculation Agent:	Citibank, N.A., London Branch

	(h) Interest Determination Date:	The date five U.S. Government Securities Business Days prior to the end of each Interest Period.

14.	Other Floating Rate Terms (Conditions 5(II) and (III)):

	(a) Minimum Interest Rate:	0 percent per annum

	(b) Spread:	plus (+) 0.28 percent per annum

	(c) Floating Rate Day Count Fraction if not actual/360:	Actual/360

	(d) Relevant Banking Center:	New York

15.	Relevant Financial Center:	New York

16.	Relevant Business Day:	A day which is a U.S. Government Securities Business Day and a New York Business Day.

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to the minimum Authorized Denomination will be USD1,000 plus accrued interest, if any, as determined in accordance with “13. Floating Rate (Condition 5(II)) and “14. Other Floating Rate Terms (Conditions 5(II) and (III)).

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

20.	Governing Law:	New York

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3.	Syndicated:	No

4.	Commissions and Concessions:	0.007% of the Aggregate Principal Amount

5.	Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

6.	Codes:

	(a) Common Code:	246943532

	(b) ISIN:	US4581X0ED60

	(c) CUSIP:	4581X0ED6

7.	Identity of Dealer:	Deutsche Bank AG, London Branch

8.	Additional Risk Factors:	As set forth in the Supplemental Prospectus Information

9.	Selling Restrictions: (a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

General Information

Recent Developments

On November 20, 2022, Ilan Goldfajn was elected president of the Bank during a Special Meeting of the Bank’s Board of Governors. Mr. Goldfajn took office for a five-year term on December 19, 2022.

Additional Information Regarding the Notes

1.	Matters relating to MiFID II and UK MiFIR

The Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “EU manufacturer” means the Dealer and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression “UK manufacturer” means the Dealer, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

2.	Supplemental Prospectus Information

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Prospectus and this Pricing Supplement do not describe all of the risks and other ramifications of an investment in the Notes. An investment in the Notes entails risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the Notes and the suitability of investing in the Notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

The Secured Overnight Financing Rate is a Relatively New Reference Rate and its Composition and Characteristics are Not the Same as LIBOR.

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative SOFR from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including Compounded SOFR) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

SOFR May be More Volatile Than Other Benchmark or Market Rates.

Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The Rate of Interest on the Notes is Based on a Compounded SOFR Rate and the SOFR Index, which is Relatively New in the Marketplace.

For each Interest Period, the Rate of Interest on the Notes is based on Compounded SOFR, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described in paragraph 13 under “Terms and Conditions” above (the “Floating Rate Note Provisions”), not the SOFR rate published on or in respect of a particular date during such Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the Rate of Interest on the Notes during any Interest Period will not necessarily be the same as the Rate of Interest on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an Interest Period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Notes on the Interest Payment Date for such Interest Period.

Very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR rate used in the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.

Compounded SOFR with Respect to a Particular Interest Period Will Only be Capable of Being Determined Near the End of the Relevant Interest Period.

The level of Compounded SOFR applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the Interest Determination Date for such Interest Period. Because each such date is near the end of such Interest Period, you will not know the amount of interest payable with respect to a

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

particular Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.

The SOFR Index May be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than Compounded SOFR, which Could Adversely Affect the Value of the Notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than the Issuer, and the Issuer has no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The Rate of Interest for any Interest Period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the Rate of Interest for that Interest Period has been determined.

If the Issuer determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the SOFR Index or SOFR itself, then the Rate of Interest on the Notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described in the Floating Rate Note Provisions.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Issuer itself. In addition, the terms of the Notes expressly authorize the Issuer to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the Rate of Interest on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

The Calculation Agent Will Make Determinations with respect to the Notes, and the Issuer May Exercise Subjective Discretion with respect to Compounded SOFR or Replacements Thereof.

The Calculation Agent will make certain determinations with respect to the Notes as further described under the Floating Rate Note Provisions, some of which determinations are in the Calculation Agent’s sole discretion. Any determination, decision or election pursuant to the benchmark replacement provisions will be made by the Issuer. Any of these determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes. Moreover, certain determinations to be made by the Issuer may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 827, Tranche 6

USD100,000,000 Floating Rate Notes due April 12, 2027

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 827 TRANCHE 6 UNDER

THE PROGRAM

January 18, 2023

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD100,000,000 Floating Rate Notes due April 12, 2027 (the “Notes”, as from January 20, 2023 to be consolidated and form a single series with the Bank’s USD1,000,000,000 Floating Rate Notes due April 12, 2027, issued on April 12, 2022 (Tranche 1), the Bank’s USD100,000,000 Floating Rate Notes due April 12, 2027, issued on May 17, 2022 (Tranche 2), the Bank’s USD100,000,000 Floating Rate Notes due April 12, 2027, issued on May 24, 2022 (Tranche 3), the Bank’s USD100,000,000 Floating Rate Notes due April 12, 2027, issued on November 10, 2022 (Tranche 4) and the Bank’s USD100,000,000 Floating Rate Notes due April 12, 2027, issued on November 16, 2022 (Tranche 5)) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on January 20, 2023 (the “Settlement Date”), at an aggregate purchase price of USD99,868,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, and the term “Time of Sale” refers to January 12, 2023, 11:41 a.m. Eastern Standard Time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.773 percent of the aggregate principal amount (USD99,773,000) plus 8 days’ accrued interest (USD102,000) less a combined management and underwriting commission and selling concession of 0.007 percent of the aggregate principal amount (USD7,000). For the avoidance of doubt, the Dealer’s aggregate purchase price after the above adjustment is USD99,868,000.

2.

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/DBLDN; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank’s account: ABA No. 021080562.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.	For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention: Finance	Department,

Cash Management and Settlements Group

Email:           FIN_CMO@iadb.org

Telephone:    202-623-3131

FOR THE DEALER:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Attention:      Syndicate Desk

Email:            syn.ta@list.db.com

Telephone:    +44 20 7545 8000

Facsimile:     +44 20 7545 4455

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(a)

Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(b)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c)

Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or UK MiFIR.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of EU manufacturers under the MiFID Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “MiFID II” means Directive 2014/65/EU, as amended, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director, SSA DCM

By:	/s/ Mark Oulds
Name: Mark Oulds,
Title: Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department